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October 17, 2019
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VIA EDGAR AND OVERNIGHT DELIVERY

Irene Barberena-Meissner Timothy S. Levenberg U.S. Securities and Exchange Commission Division of Corporation Finance Office of Natural Resources 100 F Street, N.E. Washington, D.C. 20549

Re:	GulfSlope Energy, Inc. Registration Statement on Form S-1 Filed August 5, 2019 File No. 333-233021

Dear Ms. Barberena-Meissner and Mr. Levenberg:

This letter is being furnished on behalf of GulfSlope Energy, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance, Office of Natural Resources (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter, dated August 27, 2019, to John N. Seitz, Chief Executive Officer of the Company. The text of the Staff’s comments has been included in this letter below in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. In addition, on behalf of the Company, we are hereby filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) with the Commission.

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U.S. Securities and Exchange Commission October 17, 2019 Page 2

General

1.	The prospectus front cover page indicates that the 206,000,000 shares registered for resale constitute approximately 10% of issued and outstanding shares. Please explain how you determined this percentage or revise as appropriate. Also, insofar as you list only one selling shareholder, please revise to eliminate from the prospectus all (plural) references to selling security holders and to the plural defined term “Buyers.”

The Company revised the Registration Statement to increase the number of shares of the Company registered for resale in the Offering by 238,095,238, for a total of 444,095,238. The Company revised the prospectus front cover page to indicate that the 444,095,238 shares registered for resale constitute approximately 41% of the Company’s issued and outstanding shares, based upon 1,092,266,844 Company shares issued and outstanding as of June 30, 2019.

In addition, the Company included as a selling security holder Delek GOM Investments, LLC (that is unaffiliated with YA II PN, Ltd.), whose 238,095,238 shares of common stock of the Company are included in the prospectus because it is a piggyback registration rights holder that exercised its right to include in the Registration Statement all of the Company shares it owns. We have removed the plural of the defined term “Buyers” and refer to the singular “Buyer” throughout the Registration Statement.

2.	Please amend the prospectus to include updated financial statements, or advise.

The Company has revised the Registration Statement to include updated financial statements as of June 30, 2019.

* * *

If you have any questions regarding the foregoing, feel free to contact William T. Heller IV at (713) 238-2684 or Joseph M. Magro at (713) 238-2635. Thank you for your assistance.

Sincerely,

/s/ William T. Heller IV, Esq.

William T. Heller IV, Esq.

Mayer Brown LLP

cc:	Joseph M. Magro, Esq. Mayer Brown LLP

John N. Seitz John H. Malanga GulfSlope Energy, Inc.